Exhibit 99.1



Alibaba Group Holding Limited

NYSE: BABA   HKEX: 9988 (HKD Counter) 89988 (RMB Counter)

Fiscal Year 2024 Interim Report

ALIBABA GROUP HOLDING LIMITED
阿里巴巴集團控股有限公司

INTERIM REPORT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

EXPLANATORY NOTES

Alibaba Group Holding Limited ("**Alibaba**," "**we**," "**our**," or "**us**") prepared this interim report for the first six months of its fiscal year ending March 31, 2024 (the "**Interim Report**") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended March 31, 2023 (the "**Annual Report**") published on the website of the Hong Kong Stock Exchange on July 21, 2023. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US$**") and Hong Kong dollars ("**HK$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2960 to US$1.00, the exchange rate on September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91763 to HK$1.00, the middle rate on September 28, 2023 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

• **Revenue** was RMB458,946 million (US$62,904 million), an increase of 11% year-over-year.

• **Income from operations** was RMB76,074 million (US$10,427 million), an increase of 52% year-over-year. Excluding the reversal of share-based compensation expense of RMB6,901 million (US$946 million) as discussed in "Six Months Ended September Other Financial Results" below, income from operations would have increased by 38% year-over-year, primarily contributed by revenue growth and increase in operating efficiency. **Adjusted EBITDA**, a non-GAAP measurement, increased 20% year-over-year to RMB101,289 million (US$13,883 million). **Adjusted EBITA**, a non-GAAP measurement, increased 25% year-over-year to RMB88,216 million (US$12,091 million).

• **Net income attributable to ordinary shareholders** was RMB62,038 million (US$8,503 million). **Net income** was RMB59,696 million (US$8,182 million), compared to net loss of RMB2,169 million in the same period of 2022, primarily attributable to a decrease in a net fair value loss of our equity investments in publicly-traded companies and an increase in income from operations. We excluded net gains or losses arising from the changes in fair value of our investments from our non-GAAP measurements. **Non-GAAP net income** was RMB85,110 million (US$11,665 million), an increase of 33% year-over-year.

• **Diluted earnings per ADS** was RMB24.08 (US$3.30) and **diluted earnings per share** was RMB3.01 (US$0.41 or HK$3.28). **Non-GAAP diluted earnings per ADS** was RMB33.00 (US$4.52) and **non-GAAP diluted earnings per share** was RMB4.13 (US$0.57 or HK$4.50), both of which increased by 34% year-over-year.

• **Net cash provided by operating activities** was RMB94,537 million (US$12,957 million). **Free cash flow** was RMB84,309 million (US$11,556 million), an increase of 46% compared to RMB57,882 million in the same period of 2022. The year-over-year increase reflected an increase in profitability and a decrease in capital expenditure.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this Interim Report.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,			
	2022	2023		
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages and per share amounts)			
Revenue	412,731	458,946	62,904	11%
Income from operations	50,080	76,074	10,427	52%[2]
Operating margin	12%	17%		
Adjusted EBITDA[1]	84,425	101,289	13,883	20%[3]
Adjusted EBITDA margin[1]	20%	22%		
Adjusted EBITA[1]	70,583	88,216	12,091	25%[3]
Adjusted EBITA margin[1]	17%	19%		
Net (loss) income	(2,169)[4]	59,696[4]	8,182	N/A
Net income attributable to ordinary shareholders	2,178	62,038	8,503	2748%[4]
Non-GAAP net income[1]	64,072	85,110	11,665	33%[3]
Diluted earnings per share[5]	0.10	3.01	0.41	2849%[4][6]
Diluted earnings per ADS[5]	0.82	24.08	3.30	2849%[4][6]
Non-GAAP diluted earnings per share[1][5]	3.08	4.13	0.57	34%[3][6]
Non-GAAP diluted earnings per ADS[1][5]	24.64	33.00	4.52	34%[3][6]

(1) See the sections entitled "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) Excluding the reversal of share-based compensation expense of RMB6,901 million (US$946 million) as discussed in "Six Months Ended September Other Financial Results" below, our income from operations would have increased by 38% year-over-year, primarily contributed by revenue growth and increase in operating efficiency. Please refer to "Six Months Ended September Other Financial Results" section below for details.

(3) The year-over-year increases were primarily contributed by revenue growth and improved operating efficiency.

(4) The year-over-year change was primarily attributable to a decrease in net fair value loss of our equity investments in publicly-traded companies and an increase in income from operations.

(5) Each ADS represents eight ordinary shares.

(6) The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SIX MONTHS ENDED SEPTEMBER SEGMENT RESULTS

Revenue for the six months ended September 30, 2023 was RMB458,946 million (US$62,904 million), an increase of 11% year-over-year compared to RMB412,731 million in the same period of 2022.

Starting from the quarter ended June 30, 2023, we have implemented a new organizational structure which includes six major business groups and various other businesses (the "**Reorganization**"). Our segment reporting has been updated to reflect our Reorganization and how our chief operating decision maker ("**CODM**") review information under our new structure.

The following table sets forth a breakdown of our revenue by segment for the periods indicated[1]:

	Six months ended September 30,			
	2022	2023		YoY % Change
	RMB	RMB	US$	
	(in millions, except percentages)			
Taobao and Tmall Group:				
China commerce retail				
– Customer management	139,302	148,322	20,329	6%
– Direct sales and others[2]	47,557	54,066	7,410	14%
	186,859	202,388	27,739	8%
China commerce wholesale	9,393	10,219	1,401	9%
Total Taobao and Tmall Group	196,252	212,607	29,140	8%
Alibaba International Digital Commerce Group:				
International commerce retail	21,732	36,116	4,950	66%
International commerce wholesale	10,035	10,518	1,442	5%
Total Alibaba International Digital Commerce Group	31,767	46,634	6,392	47%
Local Services Group	24,512	30,014	4,114	22%
Cainiao Smart Logistics Network Limited	35,574	45,987	6,303	29%
Cloud Intelligence Group	51,391	52,713	7,225	3%
Digital Media and Entertainment Group	9,194	11,160	1,530	21%
All others[3]	93,478	93,850	12,862	0%
Total segment revenue	**442,168**	**492,965**	**67,566**	**11%**
Unallocated	409	526	72	
Inter-segment elimination	(29,846)	(34,545)	(4,734)	
Consolidated revenue	**412,731**	**458,946**	**62,904**	**11%**

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(1)   During the six months ended September 30, 2023, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2) Direct sales and others revenue under Taobao and Tmall Group primarily represents our direct sales businesses, including Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(3) All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated[1]:

	Six months ended September 30,			
	2022	2023		YoY % Change[4]
	RMB	RMB	US$	
	(in millions, except percentages)			
Taobao and Tmall Group	90,854	96,396	13,212	6%
Alibaba International Digital Commerce Group	(2,128)	(804)	(110)	62%
Local Services Group	(6,162)	(4,546)	(623)	26%
Cainiao Smart Logistics Network Limited	(60)	1,783	244	N/A
Cloud Intelligence Group	1,845	2,325	319	26%
Digital Media and Entertainment Group	(1,269)	(138)	(19)	89%
All others[2]	(5,835)	(3,170)	(435)	46%
Total segment adjusted EBITA	**77,245**	**91,846**	**12,588**	**19%**
Unallocated[3]	(5,606)	(2,482)	(340)	
Inter-segment elimination	(1,056)	(1,148)	(157)	
Consolidated adjusted EBITA	**70,583**	**88,216**	**12,091**	**25%**
Less: Share-based compensation expense	(14,512)	(5,201)	(713)	
Less: Amortization of intangible assets	(5,480)	(4,910)	(673)	
Less: Impairment of goodwill	—	(2,031)	(278)	
Less: Equity-settled donation expense	(511)	—	—	
Income from operations	**50,080**	**76,074**	**10,427**	**52%**

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(1) During the six months ended September 30, 2023, our segment reporting has been updated to reflect our Reorganization and the reclassification of the result of our DingTalk business, which was previously reported under Cloud Intelligence Group to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2) All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

(3) Unallocated primarily relate to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(4) For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)   Segment revenue

- ***China Commerce Retail Business***

  Revenue from our China commerce retail business for the six months ended September 30, 2023 was RMB202,388 million (US$27,739 million), an increase of 8% compared to RMB186,859 million for the same period of 2022. Customer management revenue increased 6% year-over-year, primarily due to the increase in merchant's willingness to invest in advertising and the slight increase in online GMV generated on Taobao and Tmall, excluding unpaid order.

  Direct sales and others revenue under China commerce retail business for the six months ended September 30, 2023 was RMB54,066 million (US$7,410 million), achieving year-over-year growth of 14% compared to RMB47,557 million for the same period of 2022. The increase was primarily due to strong sales in consumer electronics and appliances category.

- ***China Commerce Wholesale Business***

  Revenue from our China commerce wholesale business for the six months ended September 30, 2023 was RMB10,219 million (US$1,401 million), an increase of 9% compared to RMB9,393 million for the same period of 2022. The increase was primarily due to an increase in revenue from value-added services provided to paying members.

(ii) Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA for the six months ended September 30, 2023 was RMB96,396 million (US$13,212 million), an increase of 6% compared to RMB90,854 million for the same period of 2022. The increase was primarily due to narrowing losses in certain businesses and increase in revenue from customer management service, partly offset by the increase in investment in user acquisition and retention, as well as in content of Taobao app.

Alibaba International Digital Commerce Group

(i)   Segment revenue

- ***International Commerce Retail Business***

  Revenue from our International commerce retail business for the six months ended September 30, 2023 was RMB36,116 million (US$4,950 million), an increase of 66% compared to RMB21,732 million for the same period of 2022. The increase in revenue was primarily due to strong combined order growth of AIDC's retail businesses driven by the solid performance of all major retail platforms, the revenue contribution from AliExpress' *Choice*, a new model launched in early 2023, and improvements in monetization. Certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

- ***International Commerce Wholesale Business***

  Revenue from our International commerce wholesale business for the six months ended September 30, 2023 was RMB10,518 million (US$1,442 million), an increase of 5% compared to RMB10,035 million for the same period of 2022. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii) Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB804 million (US$110 million) for the six months ended September 30, 2023, compared to a loss of RMB2,128 million for the same period of 2022. Losses significantly narrowed year-over-year primarily because of improved margins of Trendyol and Lazada, partly offset by the increase in investment in new business, such as Miravia, and AliExpress' *Choice*. Trendyol continued to be profitable during the period, mainly due to improvements in monetization and operating efficiency. Lazada reduced loss mainly due to improvement in monetization.

Local Services Group

(i) Segment revenue

Revenue from Local Services Group was RMB30,014 million (US$4,114 million) for the six months ended September 30, 2023, an increase of 22% compared to RMB24,512 million for the same period of 2022, primarily due to the strong growth in both Ele.me and Amap businesses.

(ii) Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB4,546 million (US$623 million) for the six months ended September 30, 2023, compared to a loss of RMB6,162 million for the same period of 2022, primarily due to the continued narrowing of loss from our "To-Home" business driven by Ele.me's increasing scale and improved unit economics per order.

Cainiao Smart Logistics Network Limited

(i) Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB45,987 million (US$6,303 million) for the six months ended September 30, 2023, an increase of 29% compared to RMB35,574 million for the same period of 2022, primarily contributed by the increase in revenue from cross-border fulfillment solutions and domestic consumer logistics services.

(ii) Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a profit of RMB1,783 million (US$244 million) for the six months ended September 30, 2023, compared to a loss of RMB60 million for the same period of 2022. Profitability turned positive year-over-year primarily because of improved operating results from cross-border fulfillment solutions, domestic logistics services, as well as technology and other services.

Cloud Intelligence Group

(i) Segment revenue

Revenue from Cloud Intelligence Group was RMB52,713 million (US$7,225 million) for the six months ended September 30, 2023, an increase of 3% compared to RMB51,391 million for the same period of 2022. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses. Revenue excluding Alibaba-consolidated businesses slightly increased year-over-year, primarily due to the increase in revenue from our public cloud products and services, which was partly offset by the decrease in revenue from project-based contracts that are of low margins, as a result of our continued effort to improve revenue quality.

(ii) Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA for the six months ended September 30, 2023 was RMB2,325 million (US$319 million), an increase of 26% compared to RMB1,845 million for the same period of 2022, primarily due to improving product mix and operating efficiency.

Digital Media and Entertainment Group

(i) Segment revenue

Revenue from Digital Media and Entertainment Group for the six months ended September 30, 2023 was RMB11,160 million (US$1,530 million), an increase of 21% compared to RMB9,194 million for the same period of 2022, primarily driven by the strong revenue growth of offline entertainment businesses of Damai and Alibaba Pictures.

(ii) Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA for the six months ended September 30, 2023 was a loss of RMB138 million (US$19 million), compared to a loss of RMB1,269 million for the same period of 2022. The improved adjusted EBITA was mainly due to the increase in profitability of Damai and Alibaba Pictures.

All Others

(i) Segment revenue

Revenue from All others segment for the six months ended September 30, 2023 was RMB93,850 million (US$12,862 million), remained stable compared to RMB93,478 million for the same period of 2022. The year-over-year revenue growth was contributed by Alibaba Health, Freshippo, Fliggy, Intelligent Information Platform, partly offset by the decrease in revenue from Sun Art due to decrease in ticket size resulting from the decrease in consumer stockpiling behavior compared to the same period of last year.

(ii) Segment adjusted EBITA

Adjusted EBITA from All others segment for the six months ended September 30, 2023 was a loss of RMB3,170 million (US$435 million), compared to a loss of RMB5,835 million for the same period of 2022, primarily due to improved operating results from Freshippo, DingTalk, Lingxi Games and Fliggy.

SIX MONTHS ENDED SEPTEMBER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Six months ended September 30,					% of Revenue YoY change
	2022		2023			
	RMB	% of Revenue	RMB	US$	% of Revenue	
	(in millions, except percentages)					
Costs and expenses:						
Cost of revenue	260,867	64%	282,011	38,653	62%	(2)%
Product development expenses	29,343	7%	24,683	3,383	5%	(2)%
Sales and marketing expenses	47,937	11%	52,532	7,200	11%	0%
General and administrative expenses	19,024	5%	16,705	2,290	4%	(1)%
Amortization of intangible assets	5,480	1%	4,910	673	1%	0%
Impairment of goodwill	—	—	2,031	278	0%	0%
Total costs and expenses	362,651	88%	382,872	52,477	83%	(5)%
Share-based compensation expense:						
Cost of revenue	2,815	1%	937	128	0%	(1)%
Product development expenses	6,821	2%	2,764	379	1%	(1)%
Sales and marketing expenses	1,771	0%	725	99	0%	0%
General and administrative expenses	3,105	1%	775	107	0%	(1)%
Total share-based compensation expense	14,512	4%	5,201	713	1%	(3)%
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	258,052	63%	281,074	38,525	62%	(1)%
Product development expenses	22,522	5%	21,919	3,004	4%	(1)%
Sales and marketing expenses	46,166	11%	51,807	7,101	11%	0%
General and administrative expenses	15,919	4%	15,930	2,183	4%	0%
Amortization of intangible assets	5,480	1%	4,910	673	1%	0%
Impairment of goodwill	—	—	2,031	278	0%	0%
Total costs and expenses excluding share-based compensation expense	348,139	84%	377,671	51,764	82%	(2)%

Cost of revenue – Cost of revenue for the six months ended September 30, 2023 was RMB282,011 million (US$38,653 million), or 62% of revenue, compared to RMB260,867 million, or 64% of revenue, for the same period of 2022. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 63% for the six months ended September 30, 2022 to 62% for the six months ended September 30, 2023.

Product development expenses – Product development expenses for the six months ended September 30, 2023 were RMB24,683 million (US$3,383 million), or 5% of revenue, compared to RMB29,343 million, or 7% of revenue, for the same period of 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 5% for the six months ended September 30, 2022 to 4% for the six months ended September 30, 2023.

Sales and marketing expenses – Sales and marketing expenses for the six months ended September 30, 2023 were RMB52,532 million (US$7,200 million), or 11% of revenue, compared to RMB47,937 million, or 11% of revenue, for the same period of 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 11% for the six months ended September 30, 2023 compared to the same period of 2022.

General and administrative expenses – General and administrative expenses for the six months ended September 30, 2023 were RMB16,705 million (US$2,290 million), or 4% of revenue, compared to RMB19,024 million, or 5% of revenue, for the same period of 2022. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% for the six months ended September 30, 2023 compared to the same period of 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above for the six months ended September 30, 2023 was RMB5,201 million (US$713 million), compared to RMB14,512 million for the same period of 2022.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,					
	2022		**2023**			
	RMB	**% of Revenue**	**RMB**	**US$**	**% of Revenue**	**YoY % Change**
			(in millions, except percentages)			
By type of awards:						
Alibaba Group share-based awards[1]	12,087	3%	9,107	1,248	2%	(25)%
Ant Group share-based awards[2]	188	0%	(6,749)	(925)	(2)%	N/A
Others[3]	2,237	1%	2,843	390	1%	27%
Total share-based compensation expense	14,512	4%	5,201	713	1%	(64)%

(1)   This represents Alibaba Group share-based awards granted to our employees.

(2)   This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)   This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the six months ended September 30, 2023 compared to the same period of 2022. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group reflected a reversal of share-based compensation expense of RMB6,901 million (US$946 million) recorded in the six months ended September 30, 2023. This is the result of a mark-to-market adjustment during the period relating to Ant Group share-based awards granted to our employees because of a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets for the six months ended September 30, 2023 was RMB4,910 million (US$673 million), a decrease of 10% from RMB5,480 million for the same period of 2022.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million (US$278 million) was recorded in the six months ended September 30, 2023 because the carrying value of a reporting unit within All others segment exceeded its fair value.

Income from operations and operating margin

Income from operations for the six months ended September 30, 2023 was RMB76,074 million (US$10,427 million), or 17% of revenue, an increase of 52% compared to RMB50,080 million, or 12% of revenue, for the same period of 2022, primarily contributed by revenue growth, increase in operating efficiency and the reversal of share-based compensation expense of RMB6,901 million (US$946 million) related to the mark-to-market adjustment during the period relating to Ant Group share-based awards granted to our employees. We excluded share-based compensation expense from our non-GAAP measurements. Excluding the reversal of share-based compensation expense, our income from operations would have increased by 38% year-over-year, from RMB50,080 million in the six months ended September 30, 2022 to RMB69,173 million (US$9,481 million) in the six months ended September 30, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 20% year-over-year to RMB101,289 million (US$13,883 million) for the six months ended September 30, 2023, compared to RMB84,425 million for the same period of 2022. Adjusted EBITA increased 25% year-over-year to RMB88,216 million (US$12,091 million) for the six months ended September 30, 2023, compared to RMB70,583 million for the same period of 2022. The year-over-year increase in adjusted EBITA was primarily contributed by revenue growth and improved operating efficiency. A reconciliation of net income (loss) to adjusted EBITDA and adjusted EBITA is included at the end of this Interim Report.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled "Six Months Ended September Segment Results" above.

Interest and investment income, net

Interest and investment income, net for the six months ended September 30, 2023 was a loss of RMB762 million (US$104 million), compared to a loss of RMB37,083 million for the same period of 2022, primarily due to the decrease in net fair value loss of our equity investments in publicly-traded companies during the six months ended September 30, 2023, compared to the same period of 2022. The fair value of these investments is determined based on the available market price on each measurement date. The extent of the overall decrease in market prices of our equity investments in publicly-traded companies during the six months ended September 30, 2023, is less than that of 2022.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net for the six months ended September 30, 2023 was RMB2,755 million (US$377 million), compared to RMB3,053 million for the same period of 2022.

Income tax expenses

Income tax expenses for the six months ended September 30, 2023 were RMB11,819 million (US$1,620 million), compared to RMB7,971 million for the same period of 2022.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 18% for the six months ended September 30, 2023.

Share of results of equity method investees

Share of results of equity method investees for the six months ended September 30, 2023 was a loss of RMB2,914 million (US$399 million), compared to a loss of RMB7,616 million for the same period of 2022. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated.

	Six months ended September 30,		
	2022	2023	
	RMB	RMB	US$
		(in millions)	
Share of profit (loss) of equity method investees			
– Ant Group	6,109	5,210	714
– Others	(4,491)	(1,648)	(226)
Impairment loss	(7,189)	(4,481)	(614)
Others[1]	(2,045)	(1,995)	(273)
Total	(7,616)	(2,914)	(399)

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(1) "Others" mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group which reflected the share of a RMB7.07 billion fine on Ant Group imposed by PRC regulators announced in July 2023. The decrease in share of net losses of other equity method investees was mainly due to the overall improvement in financial performance of certain of our equity method investees.

During the six months ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by us in Ant Group remains unchanged from legal perspective, our equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For U.S. GAAP accounting purposes, we will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for our share of results from our investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out.

Net income (loss) and Non-GAAP net income

Our net income for the six months ended September 30, 2023 was RMB59,696 million (US$8,182 million), compared to net loss of RMB2,169 million for the same period of 2022, which was primarily attributable to a decrease in net fair value loss of our equity investments in publicly-traded companies and an increase in income from operations.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income for the six months ended September 30, 2023 was RMB85,110 million (US$11,665 million), an increase of 33% compared to RMB64,072 million for the same period of 2022. A reconciliation of net income (loss) to non-GAAP net income is included at the end of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders for the six months ended September 30, 2023 was RMB62,038 million (US$8,503 million), an increase of 2748% compared to RMB2,178 million for the same period of 2022, which was primarily attributable to a decrease in net fair value loss of our equity investments in publicly-traded companies and an increase in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS for the six months ended September 30, 2023 was RMB24.08 (US$3.30) compared to RMB0.82 during the same period in 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS for the six months ended September 30, 2023 was RMB33.00 (US$4.52), an increase of 34% compared to RMB24.64 for the same period of 2022.

Diluted earnings per share for the six months ended September 30, 2023 was RMB3.01 (US$0.41 or HK$3.28), an increase of 2849% compared to RMB0.10 for the same period of 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share for the six months ended September 30, 2023 was RMB4.13 (US$0.57 or HK$4.50), an increase of 34%, compared to RMB3.08 for the same period of 2022.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this Interim Report. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2023, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB624,501 million (US$85,595 million), compared to RMB560,314 million as of March 31, 2023. Other treasury investments mainly comprise of investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes. The increase in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2023 was primarily due to free cash flow generated from operations of RMB84,309 million (US$11,556 million), effect of exchange rate changes of RMB14,247 million (US$1,953 million) mainly due to the appreciation of the U.S. dollar against Renminbi, and net cash provided by investment and acquisition activities of RMB4,789 million (US$656 million), partly offset by cash used in repurchase of ordinary shares of RMB34,025 million (US$4,664 million) and repayment of unsecured senior notes of US$700 million.

Net cash provided by operating activities and free cash flow

For the six months ended September 30, 2023, net cash provided by operating activities was RMB94,537 million (US$12,957 million), an increase of 17% compared to RMB80,981 million for the same period of 2022. Free cash flow, a non-GAAP measurement of liquidity for the six months ended September 30, 2023, was RMB84,309 million (US$11,556 million), an increase of 46% compared to RMB57,882 million for the same period of 2022. The year-over-year increase was primarily due to an increase in profitability and a decrease in capital expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this Interim Report.

Net cash used in investing activities

For the six months ended September 30, 2023, net cash used in investing activities of RMB11,166 million (US$1,530 million) primarily reflected (i) an increase in other treasury investments by RMB41,939 million (US$5,748 million), (ii) capital expenditure of RMB12,077 million (US$1,655 million) and (iii) cash outflow of RMB5,483 million (US$752 million) for investment and acquisition activities. These cash outflows were partially offset by a decrease in short-term investments by RMB37,530 million (US$5,144 million) and cash inflow of RMB10,272 million (US$1,408 million) from disposal of investments.

Net cash used in financing activities

For the six months ended September 30, 2023, net cash used in financing activities of RMB37,018 million (US$5,074 million) primarily reflected cash used in repurchase of ordinary shares of RMB34,025 million (US$4,664 million) and repayment of unsecured senior notes of US$700 million.

Employees

As of September 30, 2023, we had a total of 224,955 employees, compared to 235,216 as of March 31, 2023.

Cash dividend

As we announced on November 16, 2023, an annual cash dividend for fiscal year 2023 has been approved by our board of directors in the amount of US$0.125 per ordinary share or US$1.00 per ADS, payable in U.S. dollars, to holders of ordinary shares and holders of ADSs, as of the close of business on December 21, 2023, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$2.5 billion.

SAFE HARBOR STATEMENTS

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group's new organizational and governance structure, Alibaba's strategies and business plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, the business outlook and quotations from management in this Interim Report, as well as Alibaba's strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "**SEC**"), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba's corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group's new organizational and governance structure and the execution of spin-off or capital raising plans of its subsidiaries; Alibaba's ability to maintain the trusted status of its ecosystem; Alibaba's ability to compete, innovate and maintain or grow its revenue or business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba's businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with Alibaba's acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; impact of the COVID-19 pandemic; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, impairment of goodwill, as well as equity-settled donation expense which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, impairment of goodwill and equity-settled donation expense which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, equity-settled donation expense and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Six months ended September 30,		
	2022	2023	
	RMB	RMB	US$
	(in millions, except per share data)		
Revenue	412,731	458,946	62,904
Cost of revenue	(260,867)	(282,011)	(38,653)
Product development expenses	(29,343)	(24,683)	(3,383)
Sales and marketing expenses	(47,937)	(52,532)	(7,200)
General and administrative expenses	(19,024)	(16,705)	(2,290)
Amortization of intangible assets	(5,480)	(4,910)	(673)
Impairment of goodwill	—	(2,031)	(278)
Income from operations	50,080	76,074	10,427
Interest and investment income, net	(37,083)	(762)	(104)
Interest expense	(2,632)	(3,638)	(499)
Other income, net	3,053	2,755	377
Income before income tax and share of results of equity method investees	13,418	74,429	10,201
Income tax expenses	(7,971)	(11,819)	(1,620)
Share of results of equity method investees	(7,616)	(2,914)	(399)
Net (loss) income	(2,169)	59,696	8,182
Net loss attributable to noncontrolling interests	4,395	2,393	328
Net income attributable to Alibaba Group Holding Limited	2,226	62,089	8,510
Accretion of mezzanine equity	(48)	(51)	(7)
Net income attributable to ordinary shareholders	2,178	62,038	8,503
Earnings per share attributable to ordinary shareholders[1]			
Basic	0.10	3.04	0.42
Diluted	0.10	3.01	0.41
Earnings per ADS attributable to ordinary shareholders[1]			
Basic	0.82	24.31	3.33
Diluted	0.82	24.08	3.30
Weighted average number of shares used in calculating earnings per ordinary share (million shares)[1]			
Basic	21,231	20,414	
Diluted	21,329	20,567	

---

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2023	As of September 30, 2023	
	RMB	RMB	US$
		(in millions)	
Assets			
Current assets:			
Cash and cash equivalents	193,086	243,716	33,404
Short-term investments	326,492	296,793	40,679
Restricted cash and escrow receivables	36,424	37,279	5,110
Equity securities and other investments	4,892	33,851	4,640
Prepayments, receivables and other assets	137,072	146,317	20,054
Total current assets	697,966	757,956	103,887
Equity securities and other investments	245,737	247,820	33,966
Prepayments, receivables and other assets	110,926	109,784	15,047
Investments in equity method investees	207,380	208,289	28,548
Property and equipment, net	176,031	179,436	24,594
Intangible assets, net	46,913	41,592	5,701
Goodwill	268,091	266,713	36,556
Total assets	1,753,044	1,811,590	248,299
Liabilities, Mezzanine Equity and Shareholders' Equity			
Current liabilities:			
Current bank borrowings	7,466	8,187	1,122
Current unsecured senior notes	4,800	—	—
Income tax payable	12,543	8,507	1,166
Accrued expenses, accounts payable and other liabilities	275,950	286,604	39,283
Merchant deposits	13,297	12,603	1,727
Deferred revenue and customer advances	71,295	73,909	10,130
Total current liabilities	385,351	389,810	53,428

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31, 2023	As of September 30, 2023	
	RMB	RMB	US$
		(in millions)	
Deferred revenue	3,560	3,771	517
Deferred tax liabilities	61,745	57,692	7,907
Non-current bank borrowings	52,023	55,116	7,554
Non-current unsecured senior notes	97,065	103,441	14,178
Other liabilities	30,379	31,714	4,347
Total liabilities	630,123	641,544	87,931
Commitments and contingencies			
Mezzanine equity	9,858	10,328	1,415
Shareholders' equity:			
Ordinary shares	1	1	—
Additional paid-in capital	416,880	407,748	55,887
Treasury shares at cost	(28,763)	(28,555)	(3,914)
Subscription receivables	(49)	—	—
Statutory reserves	12,977	14,416	1,976
Accumulated other comprehensive (loss) income	(10,417)	5,809	796
Retained earnings	599,028	635,663	87,125
Total shareholders' equity	989,657	1,035,082	141,870
Noncontrolling interests	123,406	124,636	17,083
Total equity	1,113,063	1,159,718	158,953
Total liabilities, mezzanine equity and equity	1,753,044	1,811,590	248,299

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2022	**2023**	
	RMB	**RMB**	**US$**
	(in millions)		
Net cash provided by operating activities	80,981	94,537	12,957
Net cash used in investing activities	(35,755)	(11,166)	(1,530)
Net cash used in financing activities	(32,492)	(37,018)	(5,074)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	6,763	5,132	704
Increase in cash and cash equivalents, restricted cash and escrow receivables	19,497	51,485	7,057
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	227,353	229,510	31,457
Cash and cash equivalents, restricted cash and escrow receivables at end of period	246,850	280,995	38,514

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net (loss) income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2022	2023	
	RMB	RMB	US$
		(in millions)	
Net (loss) income	**(2,169)**	**59,696**	**8,182**
Adjustments to reconcile net (loss) income to adjusted EBITA and adjusted EBITDA:			
Interest and investment income, net	37,083	762	104
Interest expense	2,632	3,638	499
Other income, net	(3,053)	(2,755)	(377)
Income tax expenses	7,971	11,819	1,620
Share of results of equity method investees	7,616	2,914	399
Income from operations	**50,080**	**76,074**	**10,427**
Share-based compensation expense	14,512	5,201	713
Amortization of intangible assets	5,480	4,910	673
Impairment of goodwill	—	2,031	278
Equity-settled donation expense	511	—	—
Adjusted EBITA	**70,583**	**88,216**	**12,091**
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	13,842	13,073	1,792
Adjusted EBITDA	**84,425**	**101,289**	**13,883**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net (loss) income to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2022	2023	
	RMB	RMB	US$
		(in millions)	
Net (loss) income	**(2,169)**	**59,696**	**8,182**
Adjustments to reconcile net (loss) income to non-GAAP net income:			
Share-based compensation expense	14,512	5,201	713
Amortization of intangible assets	5,480	4,910	673
Impairment of goodwill and investments	13,134	11,873	1,627
Loss on deemed disposals/disposals/revaluation of investments and others	36,848	7,307	1,001
Equity-settled donation expense	511	—	—
Tax effects[1]	(4,244)	(3,877)	(531)
Non-GAAP net income	**64,072**	**85,110**	**11,665**

(1)   Tax effects primarily comprise tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2022	2023	
	RMB	RMB	US$
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	2,178	62,038	8,503
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(1)	(134)	(18)
Net income attributable to ordinary shareholders – diluted	2,177	61,904	8,485
Non-GAAP adjustments to net income attributable to ordinary shareholders[(1)]	63,525	22,949	3,145
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	65,702	84,853	11,630
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)[(2)]	21,329	20,567	
Diluted earnings per share[(2)(3)]	0.10	3.01	0.41
Non-GAAP diluted earnings per share[(2)(4)]	3.08	4.13	0.57
Diluted earnings per ADS[(2)(3)]	0.82	24.08	3.30
Non-GAAP diluted earnings per ADS[(2)(4)]	24.64	33.00	4.52

(1) See the table above for the reconciliation of net (loss) income to non-GAAP net income for more information of these non-GAAP adjustments.

(2) Each ADS represents eight ordinary shares.

(3) Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2022	**2023**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities	**80,981**	**94,537**	**12,957**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(22,067)	(10,119)	(1,386)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(22)	—	—
Less: Changes in the buyer protection fund deposits	(1,010)	(109)	(15)
Free cash flow	**57,882**	**84,309**	**11,556**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("**IFRS**"). The effects of material differences in the financial position and financial performance of the Company as of and for the six months ended September 30, 2023 between U.S. GAAP and IFRS ("**Reconciliation between U.S. GAAP and IFRS**") are as follows.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation between U.S. GAAP and IFRS in accordance with International Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" issued by the International Auditing and Assurance Standards Board.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of Consolidated Balance Sheets (Extract)

	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
					As of March 31, 2023				
					(in millions of RMB)				
Equity securities and other investments	245,737	—	3,609	5,537	—	—	—	—	254,883
Prepayments, receivables and other assets	110,926	(310)	—	(482)	(1,819)	(1,758)	—	712	107,269
Investments in equity method investees	207,380	(241)	—	(2,303)	—	—	—	—	204,836
Property and equipment, net	176,031	—	—	—	—	—	—	353	176,384
Intangible assets, net	46,913	(2,541)	—	—	—	—	—	432	44,804
Goodwill	268,091	(47,033)	—	—	—	—	—	2,400	223,458
Total assets	1,753,044	(50,125)	3,609	2,752	(1,819)	(1,758)	—	3,897	1,709,600
Deferred tax liabilities	61,745	(920)	450	84	—	—	—	—	61,359
Other liabilities	30,379	—	—	—	—	(2)	10,627	—	41,004
Total liabilities	630,123	(920)	450	84	—	(2)	10,627	—	640,362
Mezzanine equity	9,858	—	—	—	—	—	(9,858)	—	—
Total shareholders' equity	989,657	(9,198)	2,860	2,668	(1,819)	(1,756)	(1,832)	1,560	982,140
Noncontrolling interests	123,406	(40,007)	299	—	—	—	1,063	2,337	87,098
Total equity	1,113,063	(49,205)	3,159	2,668	(1,819)	(1,756)	(769)	3,897	1,069,238
Total liabilities, mezzanine equity and equity	1,753,044	(50,125)	3,609	2,752	(1,819)	(1,758)	—	3,897	1,709,600

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of Consolidated Balance Sheets (Extract) (Continued)

	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
				As of September 30, 2023 (in millions of RMB)					
Equity securities and other investments	247,820	—	2,898	5,804	—	—	—	—	256,522
Prepayments, receivables and other assets	109,784	(258)	—	(111)	(992)	(1,767)	—	223	106,879
Investments in equity method investees	208,289	(241)	—	(3,029)	—	—	—	—	205,019
Property and equipment, net	179,436	—	—	—	—	—	—	(43)	179,393
Intangible assets, net	41,592	(2,353)	—	—	—	—	—	363	39,602
Goodwill	266,713	(45,024)	—	—	—	—	—	2,035	223,724
Total assets	1,811,590	(47,876)	2,898	2,664	(992)	(1,767)	—	2,578	1,769,095
Deferred tax liabilities	57,692	(810)	413	445	133	—	—	34	57,907
Other liabilities	31,714	—	—	—	—	(1)	11,361	—	43,074
Total liabilities	641,544	(810)	413	445	133	(1)	11,361	34	653,119
Mezzanine equity	10,328	—	—	—	—	—	(10,328)	—	—
Total shareholders' equity	1,035,082	(8,695)	2,186	2,219	(1,125)	(1,766)	(2,035)	1,173	1,027,039
Noncontrolling interests	124,636	(38,371)	299	—	—	—	1,002	1,371	88,937
Total equity	1,159,718	(47,066)	2,485	2,219	(1,125)	(1,766)	(1,033)	2,544	1,115,976
Total liabilities, mezzanine equity and equity	1,811,590	(47,876)	2,898	2,664	(992)	(1,767)	—	2,578	1,769,095

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of Consolidated Income Statements (Extract)

	Six months ended September 30, 2022								
	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
	(in millions of RMB)								
Revenue	412,731	—	—	—	—	—	—	99	412,830
Cost of revenue	(260,867)	—	—	—	(28)	462	—	(178)	(260,611)
Product development expenses	(29,343)	—	—	—	(5)	—	—	14	(29,334)
Sales and marketing expenses	(47,937)	—	—	—	(23)	1	—	(115)	(48,074)
General and administrative expenses	(19,024)	—	—	—	(1)	39	—	1	(18,985)
Amortization of intangible assets	(5,480)	236	—	—	—	—	—	3	(5,241)
Income from operations	50,080	236	—	—	(57)	502	—	(176)	50,585
Interest and investment income, net	(37,083)	—	397	(159)	—	—	37	492	(36,316)
Interest expense	(2,632)	—	—	—	—	(744)	(381)	—	(3,757)
Other income, net	3,053	—	—	—	—	—	—	(40)	3,013
Income tax expenses	(7,971)	(12)	2	(561)	(45)	45	—	(63)	(8,605)
Share of results of equity method investees	(7,616)	—	—	3,697	(1)	—	—	—	(3,920)
Net (loss) income	(2,169)	224	399	2,977	(103)	(197)	(344)	213	1,000
Net loss attributable to noncontrolling interests	4,395	(110)	(130)	—	(3)	—	570	9	4,731
Accretion of mezzanine equity	(48)	—	—	—	—	—	48	—	—
Net income attributable to ordinary shareholders	2,178	114	269	2,977	(106)	(197)	274	222	5,731

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of Consolidated Income Statements (Extract) (Continued)

					Six months ended September 30, 2023				
	Amounts as reported under U.S. GAAP	Consolidation and business combinations (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Amounts under IFRS
				(in millions of RMB)					
Revenue	458,946	—	—	—	—	—	—	444	459,390
Cost of revenue	(282,011)	—	—	—	(1,335)	716	—	(587)	(283,217)
Product development expenses	(24,683)	—	—	—	(2,558)	—	—	(57)	(27,298)
Sales and marketing expenses	(52,532)	—	—	—	(767)	1	—	(220)	(53,518)
General and administrative expenses	(16,705)	—	—	—	(2,227)	66	—	(54)	(18,920)
Amortization of intangible assets	(4,910)	188	—	—	—	—	—	14	(4,708)
Impairment of goodwill	(2,031)	2,031	—	—	—	—	—	—	—
Income from operations	76,074	2,219	—	—	(6,887)	783	—	(460)	71,729
Interest and investment income, net	(762)	—	(712)	(83)	—	—	23	659	(875)
Interest expense	(3,638)	—	—	—	—	(819)	(385)	(20)	(4,862)
Other income, net	2,755	—	—	—	—	—	—	(31)	2,724
Income tax expenses	(11,819)	(58)	37	(68)	635	26	—	(322)	(11,569)
Share of results of equity method investees	(2,914)	—	—	(52)	(76)	—	—	—	(3,042)
Net income	59,696	2,161	(675)	(203)	(6,328)	(10)	(362)	(174)	54,105
Net loss attributable to noncontrolling interests	2,393	(671)	—	—	309	—	176	42	2,249
Accretion of mezzanine equity	(51)	—	—	—	—	—	51	—	—
Net income attributable to ordinary shareholders	62,038	1,490	(675)	(203)	(6,019)	(10)	(135)	(132)	56,354

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL
REPORTING STANDARDS (CONTINUED)

(i)   **Consolidation and business combinations**

The Company consolidates an entity when the Company obtains control over the entity and deconsolidates the entity upon the loss of control. Under U.S. GAAP, control generally exists when the Company obtains a controlling financial interest over an entity, whereby the usual condition is ownership of over 50% of the voting shares. Under IFRS, de facto control exists when the Company has the practical ability to direct the relevant activities of the entity, even if the Company owns less than 50% of the voting shares.

The Company recognizes noncontrolling interests to reflect the portion of equity of a subsidiary that is not attributable to the Company. Under U.S. GAAP, noncontrolling interests are measured at fair value and full goodwill in relation to the acquiree is recognized in a business combination. Under IFRS, the Company can elect, on a transaction-by-transaction basis, to measure noncontrolling interests at the noncontrolling interests' proportionate share of the acquiree's net identifiable assets and partial goodwill is recognized to reflect the controlling interests only.

The Company recognizes an impairment loss when the Company determines that the carrying value of goodwill is not recoverable. Under U.S. GAAP, the impairment loss is measured by comparing the carrying value of the reporting unit, including goodwill, with its fair value. Under IFRS, the carrying value is compared with the recoverable amount, which is the higher of fair value less costs of disposal and value in use.

(ii)   **Equity securities without readily determinable fair value**

Under U.S. GAAP, the Company can elect, on an instrument-by-instrument basis, to apply the measurement alternative to record the investments in equity securities without readily determinable fair values at cost, less impairment, with subsequent adjustments for observable price changes recognized in the consolidated income statements. Under IFRS, these investments are measured at fair value with changes in fair value recognized in the consolidated income statements.

(iii) **Equity method investments**

The Company generally applies the equity method to account for equity investments over which it has significant influence. Under U.S. GAAP, significant influence is presumed to exist for an investment in limited partnership or unincorporated entity, unless the investment is so minor that the Company has virtually no influence over the entity's operating and financial policies. Under IFRS, significant influence is presumed to exist for an investment of over 20% of the voting rights of an entity.

The Company records its share of the post-acquisition results of its equity method investees and adjusts for the basis differences that exist between the carrying values of the equity method investments and the Company's proportionate share of the carrying value of the investee's net assets. Adjustments are made to the financial statements of the equity method investees prepared under U.S. GAAP in order to conform to the Company's accounting policies under IFRS and to reflect the basis differences of the equity method investments under IFRS, if different from those under U.S. GAAP.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(iv) Share-based awards

The employees of the Company hold share-based awards relating to an equity method investee of the Company that were granted and will be settled by related parties or economic interest holders of the Company. Under U.S. GAAP, the cost related to these awards is recognized over the requisite service period, with subsequent changes in fair value of these awards recognized in the consolidated income statements. Under IFRS, these awards are not considered as share based payments of the Company and the cost relating to these awards is not recognized.

The Company accounts for income tax effects of share-based awards that ordinarily give rise to tax deduction. Under U.S. GAAP, deferred taxes for these awards are measured based on share-based compensation expenses recognized in the consolidated financial statements. Under IFRS, deferred taxes for these awards are measured based on future tax deduction estimated at the end of each reporting period.

(v) Operating leases

Under U.S. GAAP, the amortization of right-of-use assets and the interest expense related to lease liabilities are recorded together as lease expense and recognized in the consolidated income statements on a straight-line basis. Under IFRS, the right-of-use assets are amortized on a straight-line basis while the interest expense related to lease liabilities are recognized in the consolidated income statements using effective interest method.

(vi) Redeemable noncontrolling interests

Equity interests issued by certain subsidiaries of the Company are redeemable. Under U.S. GAAP, redeemable equity interests are classified as mezzanine equity if the redemption is outside the Company's control and as noncontrolling interests if equity interests issued by finite-lived subsidiaries are mandatorily redeemable only upon liquidation. Under IFRS, these redeemable equity interests are generally classified as financial liabilities.

(vii) Hyperinflation

Under U.S. GAAP, when the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary are remeasured prospectively as if its functional currency was the functional currency of its immediate parent company. Under IFRS, the financial statements of the subsidiary operating in a highly inflationary economy are restated in terms of the measuring unit current at the end of the reporting period.



Alibaba Group Holding Limited